October 9, 2007







Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549


                       Re:  Stem Cell Innovations, Inc.
                            ---------------------------
                            Form 10-KSB for the Fiscal
                            Year Ended December 31, 2006
                            Filed April 2, 2007
                            File No. 000-10379



Dear Mr. Rosenberg:

         On September 11, 2007, the staff of the Securities and Exchange Commission orally transmitted comments on the Company's Form 10-KSB for the Fiscal Year Ended December 31, 2006. Set forth below is the Company's response to the comments.

1. Please provide us with the entry used to reflect the exchange with Eaglestone Investment Partners 1, L.P. in connection with the merger. Please also provide the consideration paid by Eaglestone to obtain the securities exchanged in the merger.


Background
----------

         In connection with the merger, the Eaglestone Investment Partners I, L.P. ("Eaglestone") investment in Amphioxus Cell Technologies, Inc. ("ACT") was restructured. In exchange for its investment in ACT which consisted of (i) a promissory note in the amount of $ 3,529,335, including accrued interest, (ii) 2,000,000 shares of ACT's Series A Preferred Stock and (iii) 1,185,265 shares of ACT's Class B Stock, Eaglestone received 2,000,000 shares of Series 2 Preferred Stock, par value $.01 per share, of the Company, a promissory note from the Company in the principal amount of $2,935,000 and a royalty right with respect to revenues of the Company related to ACT's C3A liver cell line technology.

Discussion
----------

         Since the securities were originally carried on the books of ACT, the entry on ACT's books was:

Series A Preferred Stock                             $ 2,000,000
Notes Payable                                        $ 3,529,335
Class B Common Stock                                 $    11,853
Intercompany Payable - Stem Cell                                    $ 4,800,000
Additional Paid-in-Capital                                          $   741,188

The entry on Stem Cell's books was ---

Intercompany Receivable - ACT                        $ 4,800,000
Amount Due Eaglestone -                                              $4,800,000



         The Amount due Eaglestone referred to above is composed of a promissory note in the amount of $2,935,000 and Series 2 Preferred Stock, which is mandatorily redeemable at a price of $3,065,000.

         Eaglestone paid $4,040,000 for the Series A Preferred Stock, the Notes Payable, and the Class B Common Stock. The difference between what they paid and what was shown on the balance sheet was accrued interest on the Notes Payable.

         In response to the comments received on September 11, 2007 and with respect to all other SEC filings, the Company acknowledges that:


         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                             Sincerely,



                             /s/ JAMES H. KELLY
                             ---------------------------------------------------
                             James H. Kelly
                             Chief Executive Officer and Chief Financial Officer